November 28, 2007

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	HealthSouth Corporation
Form 10-K for the fiscal year ended December 31, 2006
Form 10-K/A for the fiscal year ended December 31, 2006
Form 10-Q for the quarterly period ended March 31, 2007

Dear Mr. Rosenberg:

On behalf of HealthSouth Corporation (also referred to hereinafter as “HealthSouth,” “we,” “our,” “us,” and the “Company”), I submit this letter pursuant to a phone conversation with Joel Parker of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on November 21, 2007 regarding the above referenced periodic reports and our responses dated August 30, 2007 and October 23, 2007 to the Staff’s letter dated August 9, 2007. As requested during that phone conversation, we are providing written confirmation of the disclosures we agreed to make or the steps we agreed to take as a result of certain of the Staff’s comments included in its letter dated August 9, 2007. HealthSouth acknowledges (i) that it is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) that HealthSouth may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To assist in your review, the numbered paragraphs and headings below correspond to those used in your letter of August 9, 2007 and for which written confirmation has been requested. The text of each comment appears in bold and HealthSouth’s response immediately follows. Capitalized terms used in this letter and not otherwise defined have the meanings given to them in the above referenced periodic reports. Unless otherwise indicated, all references to page numbers and captions correspond to the page numbers and captions used in the applicable periodic report.

Form 10-K/A for the Fiscal Year Ended December 31, 2006 (Filed on March 22, 2007)

Critical Accounting Policies, page 48

Revenue Recognition, page 48

4.	Please provide us with the information that follows in a disclosure-type format.

▪

In a comparative tabular format, detail your payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e., unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e., Medicare, Medicaid, managed care and other, and self-pay). We would expect self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

Response

In our prior response dated October 23, 2007, we explained to the Staff the characteristics of HealthSouth’s accounts receivable and how they are different than those of a typical health care provider, especially as they relate to self-pay balances. With that in mind and as requested during the above referenced phone conversation with the Staff on November 21, 2007, we confirm to you that we will provide a summary aging of our accounts receivable in the Critical Accounting Policies section of our Form 10-K for the year ended December 31, 2007 and in future filings when such disclosure is required. An aging will be presented for each balance sheet date included in the financial statements accompanying the applicable periodic report. This aging will not detail payor mix concentrations, since the concentration of total patient accounts receivable by payor class is already disclosed in other areas of our Form 10-K, including Note 1, Summary of Significant Accounting Policies, “Accounts Receivable.” The disclosure included in Note 1 highlights that self-pay is a relatively minor (approximately 2% as of December 31, 2006) portion of our net accounts receivable.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Notes to Condensed Consolidated Financial Statements

Note 6. Assets Held for Sale and Results of Discontinued Operations, page 9

5.

It appears that you have included all assets and liabilities of the discontinued divisions in the asset and liability “held for sale” accounts in your condensed consolidated balance sheets. Please tell us if you are transferring all of the asset and liability accounts related to the discontinued operations to the buyers. Refer to paragraph B90 of SFAS No. 144.

Response

Pursuant to the above referenced phone conversation with the Staff on November 21, 2007, we confirm that we will classify amounts included on the balance sheet line entitled Refunds due patients and other third-party payors in continuing operations in our Form 10-K for the year ended December 31, 2007 and in future filings when such liabilities are retained by HealthSouth in a divestiture transaction.

If you have any questions or comments relating to this correspondence, please do not hesitate to contact me at (205) 970-7900.

Sincerely,

/s/ John L. Workman

John L. Workman
Executive Vice President and

Chief Financial Officer

cc:	Joel Parker
Securities and Exchange Commission

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

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